UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Temporary Diesel Price Subvention Program

Rio de Janeiro, June 1, 2018 – Petróleo Brasileiro S.A – Petrobras informs, in addition to the material fact disclosed on May 28, 2018, that its executive board, at an extraordinary meeting held yesterday, approved the company’s accession to the first phase of the economic subvention program for the commercialization of diesel, established by Provisional Measure No. 838 and regulated by Decree No. 9.392, both dated May 30, 2018, and extended to all producers and importers.

Thus, besides the voluntarily reduction made by Petrobras, on May 24, 2018, the company’s average selling price at refineries and terminals, in cash and without taxes, will be reduced by R$ 0.07, to R$ 2.0316 per liter as of today. This reduction will be maintained until June 7, 2018, the end of the first phase of the program, with no change in the period originally set for the voluntary price reduction made by Petrobras.

This difference in price, between June 1 and June 7, will be reimbursed in kind by the Federal Government, through the National Petroleum Agency (ANP), within the scope of the program, in accordance with the regulation in force.

The accession to the first phase of the program does not bind the company to the second phase, which the decision will be submitted to the evaluation of the competent authorities, after publication of the regulation.

In addition to the reductions of R$ 0.23 and R$ 0.07 practiced by Petrobras, the average sale value will also be affected by the reduction in the tax burden of contributions to PIS, COFINS and CIDE-Combustĺveis, from R$ 0.16 per liter, governed by Decree No. 9.391 of May 30, 2018, since the taxation of diesel is concentrated on the producer or importer.

Facts deemed relevant on the subject will be timely disclosed to the market.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated May 21, 2018, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer